VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Parker-Hannifin Corporation
Commission File No. 1-4982
Annual Report on Form 10-K for
Fiscal Year Ended June 30, 2004

September 3, 2004

Gentlemen:

In accordance with Rule 13a-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, enclosed is Parker-Hannifin Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

There was no material change by the Company from the preceding fiscal year in accounting principles or practices or in the method of applying any such principles or practices.

Very truly yours,

/s/ Thomas A. Piraino, Jr.
Thomas A. Piraino, Jr.
Vice President and Secretary

cc:	D. J. Dailey
D. A. Dennis
N. A. Haydoo
T. L. Meyer